WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

April 11, 2011

John Lucas
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:  Mega World Food Holding Company
Registration Statement on Form S-1
Amendment No. 3.
File No. 333-171046

Dear Mr. Lucas:

We have filed on EDGAR the above Amendment No. 3.

We filed as an exhibit the auditor’s consent with the correct date as requested in the only comment.  We have also filed an acceleration request.

Thank you for your consideration.

Sincerely,

/s/  MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.